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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


Commission File Number:        1-12559

(Check One): [_]  Form 10-K and Form 10-KSB       [X]  Form 10-Q and Form 10-QSB
             [_]  Form 20-F       [_]  Form 11-K  [_]    Form N-SAR


For Period Ended:   June 30, 2003

[_]  Transition Report on Form 10-K          [_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K          [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR


For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                             CRAGAR INDUSTRIES, INC.
                             -----------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable


                             4620 East Arcadia Lane
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                             Phoenix, Arizona 85018
                            ------------------------
                            City, State and Zip Code



PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSF, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K and 10-KSB, 11-K, 20-F, 10-Q and 10-QSB, N-SAR, N-CSR, or other transition report or potion thereof, could not be filed within the prescribed period.

     The Company's transition to a new administrative services provider caused a delay in the drafting of the financial statements, which delayed Semple and Cooper, LLP's review of the financial statements. Accordingly, it was not possible for our accountants to complete their review.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Michael L. Hartzmark             (602)           359-5191
     --------------------------------------------------------------
     (Name)                        (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).  [X] Yes   [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [_] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             CRAGAR INDUSTRIES, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 14, 2003                             By: /s/ Michael L. Hartzmark
                                                       ------------------------
                                                       Michael L. Hartzmark
                                                       Chief Executive Officer





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August 14, 2003


CRAGAR Industries, Inc.
Phoenix, Arizona  85018



Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by CRAGAR Industries, Inc. (the "Company") on or about August 14, 2003, which contains notification of the registrant's inability to file its Form 10-QSB by August 14, 2003. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company's consolidated financial statements for the quarter ended June 30, 2003, to be included in its Form 10-QSB.

Very truly yours,

/s/  Semple and Cooper, LLP














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